S247240.14d100 Schedule TO. Tender offer statement under
section 14(d)(1) or 13(e)(1) of the Securities Exchange Act

Securities and Exchange Commission,

(Washington, D.C. 20549)

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.____)

    ACM Managed Dollar Income Fund, Inc.
____________________________________________________________
(Name of Subject Company (issuer))


    ACM Managed Dollar Income Fund, Inc.
____________________________________________________________
(Names of Filing Persons (identifying status as offeror, issuer or other person))


    Common Stock, Par Value $.01 Per Share
____________________________________________________________
(Title of Class of Securities)


    000949107
____________________________________________________________
(CUSIP Number of Class of Securities)


    Patricia A. Poglinco
    Seward & Kissel LLP
    One Battery Park Plaza
    New York, New York  10004
____________________________________________________________
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

    Transaction Valuation         Amount of filing fee
       $                             $

*Set forth the amount on which the filing fee is calculated and state how it was determined.



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[   ] Check the box if any part of the fee is offset as
provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.:__________________

Filing Party:_____________________________

Date Filed:______________________________

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[ X ] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]






















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Shareholder Contact:
1-800-221-5672

                                                    Press Release

              ACM MANAGED DOLLAR INCOME FUND, INC.
             ANNOUNCES COMMENCEMENT OF TENDER OFFER

    NEW YORK, NY March 14, 2001 -- ACM Managed Dollar Income Fund, Inc. (NYSE:ADF) (the "Fund") announced today basic terms of the tender offer to be conducted during the second quarter of this year. Under the terms approved by the Fund's Board of Directors, the Fund will, pursuant to due notification, commence a tender offer on April 2, 2001 for 1,110,972 shares of its common stock representing approximately 5% of the Fund's outstanding shares. The offer will be for cash at a price equal to the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the date after the date the offer expires. The offer will expire at 12:00 Midnight Eastern Time on April 27, 2001, unless extended. On March 9, 2001, the net asset value of a share of the Fund was $7.73 per share and the per share market price on the Exchange was $7.92 representing a 2.46% premium from net asset value. The offer is in fulfillment of an undertaking regarding the possibility of a tender offer in 1995 and each subsequent year stated in the Fund's prospectus dated October 22, 1993.

    The terms and conditions of the offer will be set forth in the Fund's Offer to Purchase, to be dated April 2, 2001, and the related Letter of Transmittal.

    The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is Alliance Capital Management L.P. The Fund has current net assets of approximately $170 million and invests substantially all of the assets in U.S. and non-U.S. fixed income securities denominated in U.S. dollars with the primary investment objective of high current income and a secondary investment objective of capital appreciation.

    This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer to Purchase and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.


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